CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of May 2008                        Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)

                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)


            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ---



            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

                                    NATUZZI
                               It's how you live

                                                        Investor Relations Dept.
Natuzzi  S.p.A.                                           Tel.: +39-080-8820-812
Via Iazzitiello 47,                               investor_relations@natuzzi.com
70029 Santeramo (BA) - Italy
Tel.:+39 080 8820.111                                     Corporate Press Office
Fax: +39 080 8820.241                                     Tel.: +39-080-8820-124
www.natuzzi.com                                    relazioni.esterne@natuzzi.com


--------------------------------------------------------------------------------



               NATUZZI'S BOARD OF DIRECTORS ANNOUNCES CONSOLIDATED

                      FIRST QUARTER 2008 FINANCIAL RESULTS

   --------------------------------------------------------------------------


                            1Q08 FINANCIAL HIGHLIGHTS

   - TOTAL NET SALES UP BY 12.4% AT EUR 172.8 MILLION AND UNITS SOLD UP BY 15.9%OVER 1Q07

   - OPERATING LOSS AT EUR 12.1 MILLION FROM AN OPERATING LOSS OF EUR 7.9 MILLION IN 1Q07

   -   NET LOSSES AT EUR 23.4 MILLION FROM NET LOSSES OF EUR 4.7 MILLION IN
       1Q07


   --------------------------------------------------------------------------


             Santeramo in Colle, Bari, Italy - May 28, 2008 - The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (`Natuzzi' or `the Group'), the world's leading manufacturer of leather-upholstered furniture, today presented the first quarter 2008 consolidated financial results.

                                    NATUZZI
                               It's how you live

                                 www.natuzzi.com
                                 ---------------
   --------------------------------------------------------------------------

             NET SALES

             During the first quarter of 2008 Natuzzi total net sales increased by 12.4 percent at Eur 172.8 million, as compared to Eur 153.8 million reported for the first quarter of 2007. During the same period, seats sold were up 15.9 percent over last year same quarter.

             For the first three months of 2008 upholstery net sales were at Eur
    153.7 million, 13.0 percent up with respect to Eur 136.0 million of the same comparable quarter of 2007. Other sales (principally living room accessories and raw materials produced by the Group and sold to third parties) increased by 7.3 percent at Eur 19.1 million over first quarter 2007.

             During the quarter ended on March 31, 2008, net sales in the Americas increased by 6.9 percent at Eur 49.6 million, by 13.1 percent in Europe at Eur 89.9 million and by 40.6 percent at Eur 14.2 million in the rest of the world as compared to the same period of last year.

             Leather-upholstered furniture sales for the first quarter of 2008 were at Eur 138.7 million, up 15.6 percent from Eur 120.0 million of the first quarter 2007, whereas fabric-upholstered furniture sales decreased by
    6.3 percent at Eur 15.0 million over first quarter of 2007.

             Net sales for the Natuzzi branded products increased by 7.4 percent at Eur 87.0 million and net sales for Italsofa products by 21.3 percent at Eur 66.7 million with respect to the same period of last year.

             GROSS & OPERATING RESULTS

             For the three-month period ended on March 31, 2008, the Group reported a gross profit of Eur 44.1 million, decreasing 6.0 percent from Eur
    46.9 million in the first quarter of 2007. As a percentage of sales, gross margin decreased at 25.5 percent from 30.5 percent reported in the first three months of last year.
             In the first quarter of 2008 the Group had an operating loss of Eur
    12.1 million as compared with an operating loss of Eur 7.9 million reported last year.

             FOREX AND TAXES

             During the first three months of 2008 the Group had a net foreign exchange loss of Eur 10.0 million, of which a loss of Eur 9.2 million was not realized. Such unrealized loss on foreign exchange is mostly the result of the high volatility of the Euro against major currencies that has negatively affected the valuation at the end of the quarter of our outstanding net assets denominated in foreign currency.

             Income taxes for the first quarter of 2008 were Eur 1.0 million.

             NET RESULT AND GROUP EARNINGS PER COMPANY'S SHARE

             For the quarter ended on March 31, 2008 the Group reported net losses of Eur 23.4 million, or Eur 0.43 losses per share (ADR), compared to net losses of Eur 4.7 million, or Eur 0.09 per share, in the first quarter of 2007.

                                    NATUZZI
                               It's how you live

                                 www.natuzzi.com
                                 ---------------
   --------------------------------------------------------------------------


             Pasquale Natuzzi, Chairman and CEO, commented: "The Group reported a double digit increase in net sales in the first three months of 2008 versus the same period of last year - for the most part fed by the backlog accumulated at the beginning of the year - but unfortunately operating results in the quarter were disappointing. The negative performance was due to the strong price pressure especially in the US market where the furniture industry is still struggling to come out of one of the worst crisis of the last decades, and the sharp devaluation of the US Dollar against the currencies of the countries where we manufacture products exported in United States. In consideration of these issues, the Group announced in March price increases across our brands that should fully produce effects in the second half of the year, thus enabling the Group to recover margins".

             "Operating results were further burdened by the unsatisfactory performance of our Brazilian manufacturing plants, whose competitiveness has not only been curbed by the above mentioned devaluation of the US Dollar against local currency, but also by the low productivity of the plants".

             "We remain firmly committed in implementing all the necessary measures to further control our cost structure, including the right sizing of the headcounts at our Italian locations to the current level of the seats order flow produced in Italy which is year-to-date more than 10 percent lower than the same period of last year. We are also continuing to reorganize our manufacturing assets, both in Italy and abroad, to regain efficiency in the remaining part of the year".

              "The Group is focusing its attention on the development of foreign markets, like East Europe, Middle East, China and India, where we have been achieving significant results both in terms of sales and order flow. We will continue to invest in the Natuzzi brand awareness worldwide and closely monitor the profitability of our retail activities so to close our non performing units".

             "All the above mentioned initiatives are part of a business plan that is still subject to a critical review regarding the overall scenario on which it is based. We are confident that such business plan, once completed, will include all the necessary actions that will enable the Group to regain competitiveness and profitability in the medium term".

             FIRST QUARTER 2008 TELECONFERENCE
             ---------------------------------

             Pasquale Natuzzi, Chief Executive Officer and Chairman, Salvatore Gaipa, Chief Financial Officer and Nicola Dell'Edera, Finance Director, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time - 4:00 p.m. Italian time) on Thursday May 29, 2008.


                    For further information, please contact:

       Investor Relations Dept.                    Corporate Press Office
       ------------------------                    ----------------------

        Tel.: +39-080-8820-812                     Tel.: +39-080-8820-124

        Fax: +39-080-8820-241                      Fax: +39-080-8820-508

E-mail: investor_relations@natuzzi.com     E-mail: relazioni.esterne@natuzzi.com

   --------------------------------------------------------------------------

                                    NATUZZI
                               It's how you live

                                 www.natuzzi.com
                                 ---------------
   --------------------------------------------------------------------------




           ABOUT NATUZZI S.P.A.
           --------------------

           Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

           Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

           Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 123 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 184 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

           Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified

   --------------------------------------------------------------------------

              FORWARD-LOOKING STATEMENTS
              --------------------------

              Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group's filings with the Securities and Exchange Commission, particularly in the Group's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.

   --------------------------------------------------------------------------
                                - Tables follow -

                                    NATUZZI
                               It's how you live
                                www.natuzzi.com
                                ---------------
--------------------------------------------------------------------------------
                       NATUZZI S.P.A. AND SUBSIDIARIES
    Unaudited Consolidated Statement of Earnings for the quarters ended on March 31, 2008 and 2007 on the basis of Italian GAAP (Expressed in millions of EUR except per share data)



                            ------------------------------- ----------- ------------------------------
                             Three months ended on   Abs.   % Over             Percent of Sales
                                                      Diff.
                             31-Mar-08   31-Mar-07            (Under)      31-Mar-08      31-Mar-07
--------------------------- ----------- ----------- ------- ----------- --------------- --------------
       Upholstery net sales      153.7       136.0    17.7       13.0%           88.9%          88.4%
                Other sales       19.1        17.8     1.3        7.3%           11.1%          11.6%
Total Net Sales                  172.8       153.8    19.0       12.4%          100.0%         100.0%
--------------------------- ----------- ----------- ------- ----------- --------------- --------------
                  Purchases      (81.6)      (87.2)    5.6        6.4%          (47.2)%        (56.7)%
                      Labor      (28.9)      (24.8)   (4.1)     (16.5)%         (16.7)%        (16.1)%
  Third-party Manufacturers       (4.9)       (4.0)   (0.9)     (22.5)%          (2.8)%         (2.6)%
        Manufacturing Costs      (11.6)       (7.7)   (3.9)     (50.6)%          (6.7)%         (5.0)%
           Inventories, net       (1.7)       16.8   (18.5)    (110.1)%          (1.0)%         10.9%
Cost of Sales                   (128.7)     (106.9)  (21.8)     (20.4)%         (74.5)%        (69.5)%
--------------------------- ----------- ----------- ------- ----------- --------------- --------------
Gross Profit                      44.1        46.9    (2.8)      (6.0)%          25.5%          30.5%
--------------------------- ----------- ----------- ------- ----------- --------------- --------------
           Selling Expenses      (44.9)      (43.4)   (1.5)      (3.5)%         (26.0)%        (28.2)%
 General and Administrative
                    Expenses     (11.3)      (11.4)    0.1        0.9%           (6.5)%         (7.4)%
Operating Income (Loss)          (12.1)       (7.9)   (4.2)     (53.2)%          (7.0)%         (5.1)%
--------------------------- ----------- ----------- ------- ----------- --------------- --------------
       Interest Income, net       (0.1)        0.5    (0.6)                      (0.1)%          0.3%
      Foreign Exchange, net      (10.0)        0.5   (10.5)                      (5.8)%          0.3%
          Other Income, net       (0.3)        1.1    (1.4)                      (0.2)%          0.7%
Earnings (Losses) before
 taxes and minority interest     (22.5)       (5.8)  (16.7)    (287.9)%         (13.0)%         (3.8)%
--------------------------------------- ----------- ------- ----------- --------------- --------------
               Income taxes       (1.0)        1.1    (2.1)                      (0.6)%          0.7%
Earnings (Losses) before
 minority interest               (23.5)       (4.7)  (18.8)    (400.0)%         (13.6)%         (3.1)%
--------------------------------------- ----------- ------- ----------- --------------- --------------
          Minority Interest       (0.1)        0.0    (0.1)                      (0.1)%          0.0%
Net Earnings (Losses)            (23.4)       (4.7)  (18.7)    (397.9)%         (13.5)%         (3.1)%
--------------------------- ----------- ----------- ------- ----------- --------------- --------------
Earnings (Losses) Per Share      (0.43)      (0.09)  (0.34)
--------------------------- ----------- ----------- ------- ----------- --------------- --------------
Average Number of Shares
 Outstanding*               54,853,045  54,824,227
--------------------------------------- ----------- ------- ----------- --------------- --------------
(*) Net of shares
 repurchased


----------------------------------------------------------- ----------- ------------------------------
Key Figures in U.S. dollars  Three months ended on   Abs.   % Over             Percent of Sales
 (millions)                                           Diff.
                              31-Mar-08   31-Mar-07           (Under)         31-Mar-08      31-Mar-07
--------------------------------------- ------------------- ----------- --------------- --------------
Total Net Sales                  259.3       201.6    57.7       28.6%          100.0%         100.0%
Gross Profit                      66.2        61.5     4.7        7.6%           25.5%          30.5%
Operating Income (Loss)          (18.2)      (10.4)   (7.8)     (75.0)%          (7.0)%         (5.2)%
Net Earnings (Losses)            (35.1)       (6.2)  (28.9)    (466.1)%         (13.5)%         (3.1)%
Earnings (Losses) per Share      (0.65)      (0.12)  (0.53)
Average exchange rate (U.S.
 dollar per Euro)               1.5007      1.3109
----------------------------------------------------------- ----------- --------------- --------------

                                    NATUZZI
                               It's how you live
                                www.natuzzi.com
                                ---------------
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------

                                       GEOGRAPHIC BREAKDOWN

---------------------------------------------------------------------------------------------------
                          Sales*                                       Seat Units
               Three months ended on Abs.   % Over     Three months ended on Abs. Diff. % Over
                                      Diff.
               31-Mar-08  31-Mar-07          (Under)  31-Mar-08   31-Mar-07               (Under)
===            ========== ========= ======= ==================== =========== ========== ===========
Americas            49.6      46.4     3.2       6.9%   307,881     258,753     49,128       19.0%
     % of total     32.3%     34.1%                        42.8%       41.7%
Europe              89.9      79.5    10.4      13.1%   352,623     320,083     32,540       10.2%
     % of total     58.5%     58.5%                        49.1%       51.6%
Rest of the
 world              14.2      10.1     4.1      40.6%    58,121      41,266     16,855       40.8%
     % of total      9.2%      7.4%                         8.1%        6.7%
------------------------- --------- ------- -------------------- ----------- ---------- -----------
TOTAL              153.7     136.0    17.7      13.0%   718,625     620,102     98,523       15.9%
---------------------------------------------------------------------------------------------------
* Expressed in millions of EUR

---------------------------------------------------------------------------------------------------

                                       BREAKDOWN BY COVERING

---------------------------------------------------------------------------------------------------
                          Sales*                                       Seat Units
               Three months ended on Abs.   % Over     Three months ended on Abs. Diff. % Over
                                      Diff.
               31-Mar-08  31-Mar-07          (Under)  31-Mar-08   31-Mar-07               (Under)
===            ========== ========= ======= ==================== =========== ========== ===========
Leather            138.7     120.0    18.7      15.6%   643,156     535,756    107,400       20.0%
     % of total     90.2%     88.2%                        89.5%       86.4%
Fabric              15.0      16.0    (1.0)     (6.3%)   75,469      84,346     (8,877)     (10.5%)
     % of total      9.8%     11.8%                        10.5%       13.6%
Total              153.7     136.0    17.7      13.0%   718,625     620,102     98,523       15.9%
---------------------------------------------------------------------------------------------------
* Expressed in millions of EUR

---------------------------------------------------------------------------------------------------

                                        BREAKDOWN BY BRAND

---------------------------------------------------------------------------------------------------
                          Sales*                                       Seat Units
               Three months ended on Abs.   % Over     Three months ended on Abs. Diff. % Over
                                      Diff.
               31-Mar-08  31-Mar-07          (Under)  31-Mar-08   31-Mar-07               (Under)
===            ========== ========= ======= ==================== =========== ========== ===========
Natuzzi             87.0      81.0     6.0       7.4%   304,885     285,349     19,536        6.8%
     % of total     56.6%     59.6%                        42.4%       46.0%
Italsofa            66.7      55.0    11.7      21.3%   413,740     334,753     78,987       23.6%
     % of total     43.4%     40.4%                        57.6%       54.0%
TOTAL              153.7     136.0    17.7      13.0%   718,625     620,102     98,523       15.9%
---------------------------------------------------------------------------------------------------
* Expressed in millions of EUR

                                    NATUZZI
                               It's how you live
                                www.natuzzi.com
                                ---------------
--------------------------------------------------------------------------------

                        NATUZZI S.P.A. AND SUBSIDIARIES
                   Unaudited Consolidated Balance Sheet as of
       March 31, 2008 and December 31, 2007 (Expressed in millions of EUR)

                                                      31-Mar-08     31-Dec-07
 --------------------------------------------------- ------------ -------------
                        ASSETS
 Current Assets:
  Cash and cash equivalents                                  78.3          87.5
  Marketable debt securities                                  0.0           0.0
  Trade receivables, net                                    115.5         117.7
  Other receivables                                          47.3          47.8
  Inventories                                               105.6         107.3
  Unrealized foreign exchange gains                           1.5           0.9
  Prepaid expenses and accrued income                         2.1           1.8
  Deferred income taxes                                       1.5           1.3
 Total current assets                                       351.8         364.3
 --------------------------------------------------- ------------ -------------
 Non-Current Assets:
  Net property, plant and equipment                         228.1         235.9
  Treasury shares                                             0.0           0.0
  Other assets                                               14.9          17.3
  Deferred income taxes                                       0.0           0.0
 --------------------------------------------------- ------------ -------------
 TOTAL ASSETS                                               594.8         617.5
 --------------------------------------------------- ------------ -------------
         LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities:
  Short-term borrowings                                       5.5           7.6
  Current portion of long-term debt                           0.3           0.3
  Accounts payable-trade                                     92.6          89.3
  Accounts payable-other                                     30.0          29.2
  Accounts payable shareholders for dividends                 0.6           0.6
  Unrealized foreign exchange losses                          0.0           0.0
  Income taxes                                                1.6           1.6
  Salaries, wages and related liabilities                    20.5          17.5
 Total current liabilities                                  151.1         146.1
 --------------------------------------------------- ------------ -------------
 Long-Term Liabilities:
  Employees' leaving entitlement                             32.7          33.3
  Long-term debt                                              2.1           2.1
  Deferred income taxes                                       0.0           0.0
  Deferred income for capital grants                         12.8          13.3
  Other liabilities                                          10.8          10.9
 --------------------------------------------------- ------------ -------------
 Minority Interest                                            0.1           0.2
 --------------------------------------------------- ------------ -------------
 Shareholders' Equity:
  Share capital                                              54.9          54.8
  Reserves                                                   42.3          42.3
  Additional paid-in capital                                  8.3           8.3
  Retained earnings                                         279.7         306.2
 Total shareholders' equity                                 385.2         411.6
 --------------------------------------------------- ------------ -------------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 594.8         617.5
 ---------------------------------------------------------------- -------------

                                    NATUZZI
                               It's how you live
                                www.natuzzi.com
                                ---------------
--------------------------------------------------------------------------------

                         NATUZZI S.P.A. AND SUBSIDIARIES
       Unaudited Consolidated Statement of Cash Flows as of March 31, 2008
                     and 2007 (Expressed in millions of EUR)

                                                        31-Mar-08    31-Mar-07
                                                       ------------ ------------
Cash flows from operating activities:
  Net earnings (losses)                                      (23.4)        (4.7)
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                               7.4          7.2
    Employees' leaving entitlement                            (0.6)        (0.2)
    Deferred income taxes                                     (0.2)        (3.0)
    Minority interest                                         (0.1)          0.0
    (Gain) loss on disposal of assets                           0.2          0.0
    Unrealized foreign exchange (losses) / gain               (0.6)          1.4
    Deferred income for capital grants                        (0.2)        (0.3)
  Change in assets and liabilities:
    Receivables, net                                            2.2         10.9
    Inventories                                                 1.7       (16.8)
    Prepaid expenses and accrued income                       (0.3)        (2.0)
    Other assets                                                0.6        (2.8)
    Accounts payable                                            3.3          2.5
    Income taxes                                                0.0        (0.7)
    Salaries, wages and related liabilities                     3.0          0.2
    Other liabilities                                           2.6          1.6

Total adjustments                                              19.0        (2.0)

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES              (4.4)        (6.7)
------------------------------------------------------ ------------ ------------

Cash flows from investing activities:
  Property, plant and equipment:
    Additions                                                 (2.6)        (6.0)
    Disposals                                                   0.0          0.2
  Government grants received                                    0.0          0.0
  Marketable debt securities:
    Proceeds from sales                                         0.0          0.0
  Purchase of business, net of cash acquired                    0.0          0.0
  Disposal of business                                          1.1          0.0
NET CASH USED BY INVESTING ACTIVITIES                         (1.5)        (5.8)
------------------------------------------------------ ------------ ------------
Cash flows from financing activities:
  Long term debt:
    Proceeds                                                    0.0          0.0
    Repayments                                                  0.0          0.0
  Short-term borrowings                                       (2.1)          7.9
  Dividends paid to shareholders                                0.0          0.0
  Dividends paid to minority shareholders                       0.0          0.0
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES              (2.1)          7.9
------------------------------------------------------ ------------ ------------
  Effect of translation adjustments on cash                   (1.2)          0.1
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              (9.2)        (4.5)
------------------------------------------------------ ------------ ------------
  Cash and cash equivalents, beginning of the year             87.5        128.1
CASH AND CASH EQUIVALENTS, END OF THE PERIOD                   78.3        123.6
------------------------------------------------------ -------------------------

                                                                       CONFORMED

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  NATUZZI S.p.A.
                                                                    (Registrant)


Date:  May 28, 2008
                                                By: /s/ SALVATORE GAIPA
                                                    ----------------------------
                                                    Salvatore Gaipa